UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29221/April 21, 2010

_____
In the Matter of   :
                                         :
DREYFUS EMERGING CURRENCY &   :
   INCOME FUND   :
The Dreyfus Corporation   :
200 Park Ave.   :
New York, NY 10166   :
                                         :
(811-22181)   :
                                         :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Dreyfus Emerging Currency & Income Fund filed an application on
February 18, 2010, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On March 26, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29193). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary